SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2003
DIVISION OF MARKET REGULATION

03015458

19

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ~~ANNUAL AUDITED REPORT~~
# FORM X-17A-5
# ~~PART III~~

| SEC FILE NUMBER |
|---|
| 8- 4152 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cannarsa David Investments, ~~Inc.~~

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 W. Broadway
(No. and Street)

Muskogee (City) OK. (State) 74401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bethany D. Bowline, CPA 918-683-7881
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bethany D. Bowline, CPA, Inc., P.C.
(Name – *if individual, state last, first, middle name*)

1002 N. Main (Address) Muskogee (City) OK (State) 74401 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Christine Cannarsa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cannarsa Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

#00014304

Notary Public

My Commission Expires: 8-25-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CANNARSA INVESTMENTS, INC.

## ANNUAL REPORT

## DECEMBER 31, 2002

Bethany D. Bowline

CERTIFIED PUBLIC ACCOUNTANT

**CANNARSA INVESTMENTS, INC.**

**DECEMBER 31, 2002**

**TABLE OF CONTENTS**

Bethany D. Bowline

CERTIFIED PUBLIC ACCOUNTANT

February 26, 2003

United States Securities and Exchange Commission
450 5th Street
Washington, D.C. 20549

Re: Audited report
Form x-175-5, Part III

Enclosed herewith is the audited report of Cannarsa Investments, Inc. and all related financial statements required by Section 17 of the 1934 Securities Exchange Act and Rule 17a-5 thereunder. Included is the representation that the stockholder's assets exceeded her personal liabilities per Rule 17a-5 (i).

Bethany D. Bowline, CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

Enclosures

cc: United States Securities Exchange Commission
Regional Office #5
801 Cherry Street, 19th Floor
Fort Worth, TX 76102

cc: Carol Y. Charnock, Regulation Specialist
Division of Market Regulation
450 5th Street, N.W. Room 5064,
Mail Stop 5-1
Washington, D.C. 20549

cc: NASD Regulation, Inc./System Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Atten: Sherry Lawrence

cc: Oklahoma State Securities Department
Suite 860, 1st National Center
120 N. Robinson
Oklahoma City, OK 73102

1002 North Main • Muskogee, Oklahoma 74401 • (918) 683-7881 • Fax (918) 683-7884

Bethany D. Bowline

CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT**

Ms. Christine Cannarsa
Cannarsa Investments, Inc.
Muskogee, OK 74401

I have audited the accompanying balance sheet of Cannarsa Investments, Inc. (an Oklahoma subchapter S corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cannarsa Investments, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Part 11A and Supporting Schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethany D. Bowline CPA Inc PC

**Bethany D. Bowline, CPA, Inc., PC**

*February 26, 2003*

1002 North Main • Muskogee, Oklahoma 74401 • (918) 683-7881 • Fax (918) 683-7884

**CANNARSA INVESTMENTS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2002**

| | | |
|---|---|---|
| **ASSETS** | | **2002** |
| CURRENT ASSETS | | |
| Cash in bank and clearing account | $ | 14,331 |
| Cash in bank - Special account for the exclusive benefit of customers | | - |
| Accounts receivable | | 5,969 |
| Prepaid assets | | 2,748 |
| *Total Current Assets* | | 23,048 |
| MARKETABLE SECURITIES | | 162,848 |
| PROPERTY AND OFFICE EQUIPMENT, at cost, net of accumulated depreciation of $62,621 | | 17,738 |
| *TOTAL ASSETS* | $ | 203,634 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ | 3,343 |
| Commissions payable | | 180 |
| Salary and wages payable | | 1,118 |
| Accrued payroll taxes | | 17 |
| Accrued retirement benefits | | - |
| Unearned investment income | | - |
| *Total Current Liabilities* | | 4,658 |
| STOCKHOLDER'S EQUITY | | 198,976 |
| *TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY* | $ | 203,634 |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

# CANNARSA INVESTMENTS, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 |
|---|---|
| **REVENUE** | |
| Brokerage Commissions | $ 268,273 |
| Dividend and interest income on investments | 3,957 |
| Margin, amr, and clearing interest income | 11,578 |
| Long-term capital gain on investments | 869 |
| Miscellaneous income | 100 |
| Increase (Decrease) in fair market value of Marketable Securities | (12,978) |
| *Total Revenue* | 271,799 |
| **OPERATING EXPENSES** | |
| Advertising | 10,876 |
| Accounting and legal | 4,675 |
| Commissions | 40,114 |
| Contract labor | 25 |
| Computer expense | 2,105 |
| Charitable contributions | 649 |
| Clearing agent fees | 3,889 |
| Client relations/promotions | 4,670 |
| Depreciation expense | 4,236 |
| Auto expense and travel | 6,113 |
| Insurance | 8,725 |
| Interest | 35 |
| Office expense | 6,409 |
| Postage | 4,524 |
| Rent | 13,490 |
| Repairs and maintenance | 2,155 |
| Retirement contributions | 4,351 |
| Officer's salary | 50,000 |
| Salaries and wages | 88,543 |
| Payroll taxes | 11,294 |
| Property and other taxes | 605 |
| Subscriptions and dues | 3,007 |
| Education | 500 |
| Entertainment | 1,835 |
| Securities and exchange fee expense | 4,254 |
| Telephone and utilities | 8,377 |
| Licenses | 154 |
| Miscellaneous | 1,075 |
| *Total Operating Expenses* | 286,685 |
| **NET INCOME (LOSS) FROM OPERATIONS** | (14,886) |
| **PROVISION FOR INCOME TAXES** | - |
| **NET INCOME (LOSS)** | $ (14,886) |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

# CANNARSA INVESTMENTS, INC.
# STATEMENT OF STOCKHOLDER'S EQUITY
# FOR THE YEAR ENDED DECEMBER 31, 2002

| | CHRISTINE CANNARSA |
|---|---|
| Common Stock, $100.00 par value, 10 shares issued, 500 shares authorized | $ 1,000 |
| Paid in Capital Contribution | 336,029 |
| Beginning Stockholder's Equity - January 1, 2002 | (118,110) |
| Net Income(Loss), 2002 | (14,886) |
| Stockholder's Current Year Contributions (Distributions) | (5,057) |
| Stockholder's Equity - December 31, 2002 | $ 198,976 |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

# CANNARSA INVESTMENTS, INC.
# STATEMENT OF CASH FLOWS
# FOR THE YEAR ENDED DECEMBER 31, 2002

| | 2002 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | $ (14,886) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 4,236 |
| Changes in assets and liabilities: | |
| (Increase) Decrease in accounts receivable | 17,478 |
| (Increase) Decrease in prepaid assets | 846 |
| Increase (Decrease) in accounts payable | 1,141 |
| Increase (Decrease) in commissions payable | (3,283) |
| Increase (Decrease) in accrued payroll | (5,767) |
| Increase (Decrease) in accrued payroll taxes and retirement benefits | (5,244) |
| Increase (Decrease) in unearned investment income | (913) |
| Total Adjustments | 8,494 |
| *Net cash provided by operating activities* | (6,392) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| (Increase) Decrease in Investment account held for customers | 913 |
| (Increase) Decrease in Marketable Securities | 14,125 |
| (Increase) Decrease in Property and office equipment | (613) |
| Increase (Decrease) in net stockholder's distributions/contributions | (5,057) |
| *Net cash used in investing activities* | 9,368 |
| **NET INCREASE (DECREASE) IN CASH** | 2,976 |
| **CASH - BEGINNING OF YEAR** | 11,355 |
| **CASH - END OF YEAR** | $ 14,331 |
| **Supplemental information:** | |
| Interest expense paid | $ 35 |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

## CANNARSA INVESTMENTS, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2002

### 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cannarsa Investments, Inc. (the "Firm") was incorporated under the laws of the state of Oklahoma on July 1, 2000 and is a Sub-Chapter S Corporation. Christine Cannarsa is the sole stockholder and President of this corporation. The Firm is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer of securities in accordance with Section 15(b) of the Securities and Exchange Act of 1934 (the "Act") and is a registered member of the National Association of Securities Dealers, Inc. ("NASD"). The following is a summary of the more significant accounting policies employed by the Corporation:

*USE OF ESTIMATES*

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*METHOD OF ACCOUNTING*

The firm records its transactions using the accrual method of accounting. All transactions involving securities and related brokerage income are recorded as the transaction occurs. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*CASH EQUIVALENTS*

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

*ACCOUNTS RECEIVABLE*

The Firm's accounts receivables represent commissions earned from completed securities as of the trade date. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. The Firm does not have an established reserve for bad debt as all receivables are considered collectable.

*MARKETABLE SECURITIES*

Investments in marketable securities are recorded at fair market value and are insured by the Securities Investors Protection Corporation ("SIPC"). The industry practice and the company policy provide for any increase or decrease in the value of marketable securities to be recorded currently in that account. During the year ended December 31, 2002, the value of securities decreased in the aggregate amount of $12,978. Accordingly, this is reflected in the accompanying financial statements by an increase in the asset titled "Marketable Securities" and an increase in the Statement of Income under the caption "Increase in Valuation of Marketable Securities" and dividend income, short- and long-term capital gains on investments. In accordance with SEC regulations, the Firm's securities accounts are limited to ten (10) trades per year.

*PROPERTY AND OFFICE EQUIPMENT*

Depreciation is determined by use of the straight-line method utilized by generally accepted accounting principles. Routine maintenance and repairs are charged to expense, and expenditures which materially increase the values or extend the useful lives are capitalized. The cost and accumulated depreciation related to office equipment disposed of are removed from the related account balances, and any gain or loss on disposal is reflected in current operations.

## 2 - CASH IN BANK - SPECIAL ACCOUNT FOR THE BENEFIT OF CUSTOMERS

The Firm is an introducing broker dealer required to maintain a "Special Bank Account" for the "Exclusive Benefit of Customers," under the Rule 15c3-3 of the Securities Exchange Act of 1934. All cash and/or qualified securities deposited into the "Special Bank Account" are held by First National Bank of Muskogee, N.A. of Muskogee, Oklahoma, for the exclusive benefit of the firm's customers and are kept separate from any other account maintained by the firm. Revenue on brokerage commission is recognized at the time of the transaction occurrence. An executed written agreement which also provides that cash and/or qualified securities shall at no time be used directly or indirectly as security for a loan to the firm by the bank, and is subject to no rights, charges, security interest, lien or claim in favor of the bank.

## 3 – RESTRICTION ON CASH-REQUIRED CLEARING DEPOSIT

The Firm's money market account held separately at Southwest Securities, Inc. (the Firm's clearing broker/dealer) must maintain a minimum balance of $10,000 as required per the clearing account agreement. The total interest income earned for 2002 was $102 The interest rate at December 31, 2002 was .8%.

## 4 – MARKETABLE SECURITIES

Marketable Securities consists of the following and are SIPC insured:

| | Fair Market Value | Cost Basis |
|---|---|---|
| Certificate of Deposit and Money Market Funds | $ 103,365 | $ 103,365 |
| Equities | 59,484 | 69,835 |
| *Total Marketable Securities* | $ 162,848 | $ 173,200 |

# CANNARSA INVESTMENTS, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2002
-continued-

## 5 - PROPERTY AND OFFICE EQUIPMENT

Depreciation is determined by use of the straight-line method utilized by generally accepted accounting principles. Routine maintenance and repairs are charged to expense, and expenditures which materially increase the values of extend the useful lives are capitalized. The cost and accumulated depreciation related to office equipment disposed of are removed from the related account balances, and any gain or loss on disposal is reflected in current operations.

Property and office equipment consist of:

| | 2002 |
|---|---|
| Office furnishings | $ 9,852 |
| Office equipment | 20,768 |
| Computers | 28,585 |
| Leasehold Improvements | 21,154 |
| | 80,359 |
| Less accumulated depreciation | (62,621) |
| Net Property and Office Equipment | $ 17,738 |

## 6 – MINIMUM NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1, the Firm is required to maintain net capital of not less than $50,000. The excess net capital at December 31, 2002 was $119,474.

## 7 – EMPLOYEE BENEFITS

***Retirement Plan*** – The Firm established a Simple IRA retirement plan under Internal Revenue Code Section 401. The employee salary deferral plan became effective on January 1, 2001, and under its terms, employees can elect to make contributions to the plan on their own behalf. The Firm is required to contribute 3% of all employees' salaries. For the year ended December 31, 2002, the Firm had contributed $4,316.

## 8 - INCOME TAXES

No provision for current or deferred income taxes has been included in the accompanying financial statements, inasmuch as the operations of the firm represents only subchapter S corporate earnings and would enter into the determination of the stockholder's individual income tax liability.

# COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 198,976 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 198,976 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 198,976 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total non-allowable assets from Statement of Financial Condition ( Note B and C) | | 20,486 [3540] | |
| | 1. Additional charges for customers' and non-customers' security accounts | | [3550] | |
| | 2. Additional charges for customers' and non-customers' commodity accounts | | [3560] | |
| | B. Aged fail-to-deliver | | [3570] | |
| | 1. Number of items | [3450] | | |
| | C. Aged short security differences-less reserve of | [3460] | [3580] | |
| | number of items | [3470] | | |
| | D. Secured demand note deficiency | | [3590] | |
| | E. Commodity futures contracts and spot commodities proprietary capital charges | | [3600] | |
| | F. Other deductions and/or charges | | [3610] | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x). | | [3615] | |
| | H. Total deductions and/or charges | | | <20,486> [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | | | |

| | | | | |
|---|---|---|---|---|
| | | [3630E] | [3630F] | [3630] |
| 8. | Net capital before haircuts on securities positions | | | 178,490 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |
| | B. Subordinated securities borrowings | | [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Bankers' acceptances, certificates of deposit and commerical paper | | [3680] | |
| | 2. U.S. and Canadian government obligations | | [3690] | |
| | 3. State and municipal government obligations | | [3700] | |
| | 4. Corporate obligations | | [3710] | |
| | 5. Stocks and warrants | | [3720] | |
| | 6. Options | | [3730] | |
| | 7. Arbitrage | | [3732] | |
| | 8. Other securities | | 9,016 [3734] | |
| | D. Undue Concentration | | [3650] | |
| | E. Other (List) | | | |
| | | [3736A] | [3736B] | |
| | | [3736C] | [3736D] | |
| | | [3736E] | [3736F] | |
| | | | [3736] | <9,016> [3740] |
| 10. | Net Capital | | | 169,474 [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 311 [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 50,000 [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 50,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | 119,474 [3770] |

| | | | |
|---|---|---|---|
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | | 169,008 [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | 4,658 [3790] |
| 17. | Add: | | |
| | A. Drafts for immediate credit | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | [3810] | |
| | C. Other unrecorded amounts(List) | | |
| | [3820A] | [3820B] | |
| | [3820C] | [3820D] | |
| | [3820E] | [3820F] | |
| | | [3820] | [3830] |
| 18. | Deduct Adjustment based upon deposits in *Special Reserve Bank Accounts* (15c3-1(c)(1)(vii)) | | [3838] |
| 19. | Total aggregate indebtedness | | 4,658 [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % 2.75 [3850] |
| 21. | Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880) | | % [3853] |

## OTHER RATIOS

**Part C**

| | | |
|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital | % [3852] |

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 45123 [4335A] | SWS Securities, Inc. [4335A2] | ALL [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

# CANNARSA INVESTMENTS, INC.
# RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A
# S.E.C. RULE 240 1705 (d) (4)
# DECEMBER 31, 2002

| | | 2002 |
|---|---|---|
| Capital per Focus Report II A at December 31, 2002 | $ | 198,074 |
| Other unrecorded transactions: | | |
| Depreciation expense | | (25) |
| Commission expense | | (180) |
| Accrued payroll | | (1,118) |
| Accounts payable | | (3,343) |
| Accounts receivable | | 5,568 |
| Net adjustments | | 902 |
| Balance per Audit Report at December 31, 2002 | $ | 198,976 |

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

**CANNARSA INVESTMENTS, INC.**
**RECONCILIATION OF CAPITAL WITH FOCUS REPORT PART II A**
**S.E.C. RULE 17a-5 (4)**
**DECEMBER 31, 2002**

No material differences existed between the computations of net capital 15c-3-1 and determination of reserve requirements under 15c-3-3 as included in accompanying audit report and on the corresponding unaudited Part II.

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

Bethany D. Bowline

CERTIFIED PUBLIC ACCOUNTANT

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Cannarsa Investments, Inc.

Personnel:

Enclosed is Ms. Cannarsa's representation pursuant to Rule 17a-5 (i) that her personal assets (i.e., those outside her registered brokerage entity) exceeds her personal liabilities as of December 31, 2002.

Bethany D. Bowline, CPA Inc PC

Bethany D. Bowline, CPA, Inc., PC

February 26, 2003

1002 North Main • Muskogee, Oklahoma 74401 • (918) 683-7881 • Fax (918) 683-7884

United States Securities and Exchange Commission
Washington, D.C. 20549

Personnel:

Pursuant to Rule 17a-5 (j), I, Christine Cannarsa, declare that my personal assets (i.e., those outside my registered brokerage firm) exceeds my personal liabilities as of December 31, 2002.

Christine Cannarsa,
Stockholder

February 27, 2003

Subscribed before me this 28th day of February 2003.

Gayla L. Clay #00014304, Notary Public.

My commission expires August 25, 2004.

Gayla L. Clay NOTARY PUBLIC IN ... OKLAHOMA MUSKOGEE COUNTY

Bethany D. Bowline

CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS**

Ms. Christine Cannarsa
Cannarsa Investments, Inc.
Muskogee, OK 74401

In planning and performing my audit of the financial statements of Cannarsa Investments, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned

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functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report be considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Bethany D. Bowline, CPA Inc PC

**Bethany D. Bowline, CPA, Inc., PC**

*February 26, 2003*